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Mr. Bob Carroll

Staff Accountant

Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Zhone Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004 (“2004 Form 10-K”)
Filed March 16, 2005

Dear Mr. Carroll:

We are in receipt of the Staff’s letter dated December 28, 2005, with respect to the above-referenced Form 10-K. We are submitting this letter in response to the Staff’s comments on behalf of Zhone Technologies, Inc. (“Zhone” or the “Company”) as set forth below.

In accordance with our telephone conversation on Friday, January 13, 2006, Zhone will, in lieu of amending its prior filings, expand the disclosure in its upcoming Form 10-K for the fiscal year ended December 31, 2005 (“2005 Form 10-K”), which Zhone is in the process of preparing. Zhone’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and Zhone’s response for each item below. In addition, to the extent that a comment requests expanded disclosure in a filing, we have included the proposed disclosure that Zhone intends to include in the 2005 Form 10-K.

Form 10-K for the year ended December 31, 2004

Selected Financial Data, page 16

1. Comply with Item 301 of Regulation S-K and briefly describe, or cross-reference to a discussion thereof, factors such as accounting changes, business combinations or disposition of business operations that materially affect the comparability of the information reflected in selected financial data.

Zhone Response: The introductory paragraph to Zhone’s Selected Financial Data on page 16 of the 2004 Form 10-K contains a cross-reference to the notes to the consolidated financial statements and MD&A. Notes 1 and 2, as well as the discussion in Zhone’s MD&A under the subheading “Acquisitions,” contain detailed disclosure of factors such as accounting

Mr. Bob Carroll

January 25, 2006

changes, business combinations and dispositions of business operations that may materially affect comparability. While Zhone believes that the existing disclosure is adequate, in the interest of providing greater transparency, Zhone intends to revise the introduction to its Selected Financial Data in the 2005 Form 10-K to reference specific factors that may materially affect the comparability of the selected financial data. The revision will be as follows:

The following selected financial data has been derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” To date, the Company has generated a significant amount of revenue from sales of products obtained through acquisitions, as well as incurred significant acquisition related charges such as in process research and development charges as discussed in note 2 to the consolidated financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, all per share and weighted average share data for 2003 and 2002 has been restated retroactively to reflect a one-for-ten reverse split of common stock and the effect of the Tellium merger in November 2003, as discussed in note 1 to the consolidated financial statements. The historical results are not necessarily indicative of results to be expected for any future period.

Consolidated Statement of Operations, page 46

2. Revise your presentation to indicate the results for the year ended December 31, 2002, have been restated.

Zhone Response: In October 2003, in response to an inquiry from the SEC, Zhone restated its 2002 Consolidated Statement of Operations to reflect a change to non-cash stock-based compensation expense resulting from a change in the estimated fair value of its common stock from $0.21 per share to $3.19 per share. Zhone’s predecessor company, ZTI Merger Subsidiary III, Inc., filed an amended Form 10 on October 10, 2003, and appropriately indicated that the 2002 figures were restated by including the language “As Restated” in the appropriate column heading of the 2002 Statement of Operations. Zhone’s 2004 Form 10-K also includes a discussion of the restatement in MD&A under the subheading “Basis of Presentation” on page 18. The 2005 Form 10-K will include results for 2003, 2004 and 2005. As such, presentations from 2002 will not be a part of the 2005 Form 10-K.

Consolidated Statement of Cash Flows, page 49

3. Revise your presentation to reflect the changes on a gross basis as required by paragraph 11 of SFAS No. 95.

Zhone Response: Zhone’s understanding is that SFAS 95 allows for certain items with quick turnover, large amounts and short maturities to be reported on a net basis, especially when knowledge of the gross receipts and payments is not necessary to understand its activities. Based upon this interpretation, Zhone believes that borrowings and repayments under its credit facilities qualify for net reporting under SFAS 95 because these activities represent the use of its revolving

Mr. Bob Carroll

January 25, 2006

line of credit. In the 2005 Form 10-K, Zhone will revise its presentation of the Consolidated Statement of Cash Flows to reflect changes on a gross basis for activities that do not qualify for net reporting. The revised portion of the presentation to reflect changes on a gross basis as required by paragraph 11 of SFAS No. 95 for the Consolidated Statement of Cash Flows for 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Cash acquired in acquisitions	6,267	140,649	21,926
Cash paid for acquisitions	(650)	—	—

Proceeds from issuance of Series A redeemable convertible preferred stock	—	—	65,000
Issuance costs related to Series A redeemable convertible preferred stock	—	—	(1,300)
Proceeds from issuance of Series B redeemable convertible preferred stock	—	—	3,508
Proceeds from issuance of common stock and warrants	1,492	1,294	230
Repurchase of common stock	—	(5)	(4,205)
Proceeds from borrowings under loans from officers/employees	—	—	683

Note 1(d) Revenue Recognition, page 51

4. Please expand on your revenue recognition policy related to distributors. Tell us:

a.	what constitutes sufficient customer sales and sales return history to support revenue recognition upon shipment to a distributor,

b.	the details of the privileges to return a portion of inventory,

c.	how you monitor your distributors to avoid inventory returns,

d.	the percentage of revenue that has been recognized upon shipment to distributors,

e.	the percentage of your international revenue through distributors, and

f.	for each period presented your estimate of returns under the privilege to return inventory and the actual returns.

Also tell us your consideration of SFAS No. 48 and SAB Topic 13(b) with regards to your revenue recognition policy for distributors.

Zhone Response: With respect to distributors with return privileges, Zhone recognizes revenues when products have been sold by the distributors unless there is sufficient customer specific sales and sales returns history to support revenue recognition upon shipment.

a.	As of December 31, 2004, Zhone had recognized revenue upon shipment to one distributor with return privileges. The criterion used in assessing sufficient sales and sales return history to support revenue recognition upon shipment was a two year history of sales to that particular distributor.

b.	Although specific distributor agreement terms vary, return privileges generally allow distributors to return inventory based on a percent of purchases made within a specific period of time. The inventory being returned must have been purchased within this period of time and must be in its original packaging material.

Mr. Bob Carroll

January 25, 2006

c.	Zhone receives monthly inventory reports from distributors for which revenue is recognized upon sell through. These reports identify the level of inventory held by the distributor at each period end. Zhone records estimated returns based on historical experience for the single distributor for which revenue is recognized upon shipment.

d.	The revenue that has been recognized upon shipment to distributors for 2004 was $2.8 million or 2.9% of net revenue. There was no revenue recognized upon shipment to distributors with return privileges in 2003 or 2002.

e.	The $2.8 million recognized in 2004 as discussed in response (d) above all related to domestic sales. None of Zhone’s international revenue was related to sales through distributors for which Zhone recognized revenue upon shipment.

f.	For the year ended December 31, 2004, Zhone estimated that approximately 5% to 7% of sales would be returned based on historical return experience. The actual returns of $198,000 or 7% of sales was within this range. As noted above, there was no distributor revenue with return privileges recognized upon shipment in 2003 or 2002.

Zhone considered the factors in SFAS No. 48 and SAB Topic 13(b) when establishing its policy with regard to revenue recognition for sales to distributors. Such criteria, all of which must be met to recognize revenue, included:

•	the seller’s price to the buyer is substantially fixed or determinable at the date of sale,

•	the buyer has paid the seller or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product,

•	the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product,

•	the buyer acquiring the product for resale has economic substance apart from that provided by the seller,

•	the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and

•	the amount of future returns can be reasonably estimated.

Zhone will seek to expand the discussion of its revenue recognition policy related to distributors in the 2005 Form 10-K to disclose the above items.

Mr. Bob Carroll

January 25, 2006

Note 2 – Acquisitions, page 57

5. Tell us about the results of your tests for significant subsidiaries and the requirement to file financials under Rule 3-05 of Regulation S-X for each of your acquisitions.

Zhone Response: The acquisitions of Sorrento Networks Corporation in July 2004 and the merger between Tellium, Inc. and Zhone’s predecessor company, ZTI Merger Subsidiary III, Inc., in November 2003 required shareholder approval. For these acquisitions, Zhone filed financial statements on Form S-4 in accordance with Rule 305(b)(1) of Regulation S-X.

Zhone performed significant subsidiary tests for the acquisitions of NEC eLuminant Technologies, Inc., a subsidiary of NEC USA, Inc., in February 2003 and Vpacket Communications, Inc. in July 2002. For each of these acquisitions, the investment test, asset test and income test yielded results below 20%, respectively, and thus there was no requirement to file financials under Rule 3-05 of Regulation S-X.

In February 2004, Zhone acquired certain assets from Gluon Networks, Inc. The acquisition was determined to be an asset purchase in accordance with Rule 11-01(d) and not subject to Rule 3-05 of Regulation S-X.

6. Further, we note that you utilized a third party appraiser to value your preferred stock in connection with your acquisition of NEC eLuminant Technologies. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Zhone Response: In the 2005 Form 10-K, Zhone will revise this disclosure to delete the reference to the independent valuation and provide supplemental disclosure to explain the method and assumptions used. Set forth below is the revised disclosure that Zhone intends to include in the 2005 Form 10-K:

In February 2003, the Company acquired NEC eLuminant Technologies, Inc. (“eLuminant”), a subsidiary of NEC USA, Inc., in exchange for total consideration of approximately $13.6 million consisting of $10.1 million in stock, $3.2 million in assumed liabilities and $0.3 million in acquisition costs. The Company issued approximately 4.2 million shares of Series B redeemable convertible preferred stock. The value of the preferred stock issued was determined based on the income approach valuation methodology.

Mr. Bob Carroll

January 25, 2006

Note 3 – Long-lived Assets, Goodwill and Other Acquisition-related Intangible Assets, page 61

7. Tell us the details of your methodology for the market approach used in November 2004 and 2003, and how you concluded there was no impairment of goodwill.

Zhone Response: Zhone has one reporting unit for purposes of its impairment analysis under SFAS No. 142. As such, Zhone uses quoted market prices (market capitalization) as a measure of fair value for its reporting unit. In evaluating fair value, Zhone reviews historical average market prices to assess whether the second step of the impairment test is necessary. In 2004 and 2003, the fair value of the reporting unit was higher than book value and, thus, the second step was unnecessary.

Note 6 – Stockholders’ Equity (Deficit)

Stock Option Plans, page 68

8. Tell us how you accounted for the stock options that were granted in August 2003 in exchange for certain other options as disclosed.

Zhone Response: Zhone accounted for stock options granted in August 2003 in exchange for other options in accordance with guidance contained in FIN 44. The new option awards were not granted before six months and 1 day had expired from the date of the cancellations and, as such, variable accounting for the replacement grants was not triggered.

Note 9 – Income Taxes, page 73

9. Disclose in your amended return the details regarding the change in the tax contingency reserve in 2003. Provide FAS 5 disclosure.

Zhone Response: The change in tax contingency reserve pertained to NOL carryback claims which were realized in 2003. Zhone acquired a subsidiary that had previously paid income taxes. After the acquisition, the subsidiary incurred net operating losses for which refund claims were filed. Zhone did not recognize the tax benefits at the time the claims were filed because of uncertainties with regard to application of the tax law to the carryback claims and the determination of the allowable loss attributable to the subsidiary. The claims were reviewed by the IRS and Zhone recognized the benefit upon completion of the IRS audits in 2003. Other than the NOL carryback claims, amended tax returns were not required to be filed. Zhone disclosed the impact of the realized tax benefit in the MD&A section of the 2004 Form 10-K. In addition, Zhone disclosed current loss carryforwards in the footnotes to the financial statements. Zhone intends to expand its disclosures in future filings to include additional details regarding the change in the tax contingency reserve in 2003.

Mr. Bob Carroll

January 25, 2006

Note 10 – Related Party Transactions, page 75

10. Disclose your accounting for the July 2002 cancellation of $1.9 million in notes receivable.

Zhone Response: Zhone recorded compensation expense in 2002 for the amount of the notes and accrued interest related to the forgiveness of these full recourse notes. The compensation expense related to the cancellation of these notes was disclosed in MD&A under the subheading “Stock-Based Compensation Expenses” on page 27 of the 2004 Form 10-K. Since the 2005 Form 10-K will include results for 2003, 2004 and 2005, this 2002 disclosure will not be a part of the 2005 Form 10-K filing . However, Zhone will disclose the accounting for related party transactions in the footnotes to the consolidated financial statements in future filings.

Note 14 – Segment Information, page 78

11. Provide disclosure by country for your International segment.

Zhone Response: For 2004, no individual country accounted for more than 10% of Zhone’s total revenues. In the 2005 Form 10-K, Zhone will provide reporting by the following regions:

•	Latin America (CALA)

•	Europe, Middle East, Africa (EMEA)

•	Asia, Australia (APAC)

Forms 10-Q for the period ended September 30, 2005

General

12. Revise as applicable for comments issued regarding Form 10-K for the year ended December 31, 2004.

Zhone Response: To the extent that the comments above request additional disclosure in Zhone’s Form 10-K, Zhone will provide similar enhanced disclosure, where applicable, in its subsequent filings on Form 10-Q.

Note 7 – Commitments and Contingencies

Sale of inventory and licensing of certain intellectual property, page 12

13. Tell us the amount that you received from your sale of inventory and other assets in the first quarter of 2005. Expand your disclosure to discuss the terms of the licensing agreement.

Zhone Response: Zhone received $750,000 related to the sale of inventory and other assets in the first quarter of 2005 and recognized a loss of approximately $400,000 from the sale. This was disclosed in its Form 10-Q for the quarter ended March 31, 2005. As part of this

Mr. Bob Carroll

January 25, 2006

agreement, Zhone and the buyer also entered into a technology license and option agreement in which Zhone granted the buyer a license to the intellectual property associated with this legacy product line, and also granted the buyer an option to acquire the intellectual property at any time during the term of the agreement. As consideration for the license and the option, the buyer is obligated to pay Zhone a total license fee of approximately $3.5 million payable in quarterly contingent installments of 50% of the buyer’s EBITDA for the prior quarter. In addition, there is a quarterly option maintenance payment equal to 2.5% (10% annually) of the unpaid total license fee. As noted in Zhone’s Form 10-Q, future income associated with payments received from the technology license will be recorded when and if realized. As of September 30, 2005, no payments had been received and no income had been recognized from this license transaction.

14. We note your sale of assets in the quarter ended September 30, 2005. Tell us why this disposal was not accounted for as discontinued operations under SFAS No. 144.

Zhone Response: SFAS No. 144 defines a component of an entity as a component that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The product lines that were sold in the third quarter of 2005 were part of larger cash flow generating product groups and operations and cash flows for the products sold could not be clearly distinguished. In addition, Zhone’s larger cash flow generating product groups will continue to generate revenue through their existing and next generation technology product lines.

In addition, the assets being sold did not constitute a business based on the definition of a business under EITF 98-3. Under EITF 98-3, a transferred set of activities and assets fails the definition of a business if it excludes one or more of the following items:

1)	Inputs such as intellectual property, long lived assets, employees and other assets.

2)	Processes such as systems and processes used for normal self sustaining operations such as operational processes, strategic and resource management processes.

3)	Outputs – the ability to obtain access to customers.

The sale of assets in the third quarter consisted primarily of inputs (inventory and intellectual property) and a limited amount of outputs (access to customer contracts). The assets sold did not include the transfer of Zhone’s sales support structure, which is a critical part of the output element. The assets sold also did not include any process elements which are critical for a business to be self sustaining. Based upon this analysis, Zhone concluded that, under EITF 98-3, the sale of assets did not constitute a business.

Liquidity and Capital Resources, page 22

15. Revise your liquidity discussion to disclose your amended credit facility expires in February 2006, as noted on page 11. Discuss in greater detail what financing alternatives you are currently evaluating and the potential consequences to your liquidity if new financing agreements are not executed prior to your credit facility expiring in February 2006 and your balloon payment coming due in April 2006.

Mr. Bob Carroll

January 25, 2006

Zhone Response: On December 27, 2005, Zhone filed a Form 8-K announcing that it entered into an amendment to its existing loan agreement with Fremont Investment & Loan. Under the terms of the amendment, (a) the outstanding principal balance was reduced from approximately $31.1 million to approximately $20.0 million, (b) the maturity date was extended five years to April 1, 2011, (c) the floor rate was reduced from 8.0% per annum to 6.5% per annum, (d) the variable rate margin was reduced from 3.5% per annum to 3.0% per annum, (e) the amortization period was amended to a period of 25 years commencing on January 1, 2006, and (f) Fremont Investment & Loan returned Zhone’s $6.0 million Letter of Credit for cancellation. As a result of the amendment, Zhone no longer has a balloon payment due in April 2006.

Zhone intends to revise the liquidity discussion in future filings to disclose the amended credit facility terms, consistent with the footnote disclosure on page 11 of the Form 10-Q for the period ended September 30, 2005, as well as discuss in greater detail its financing options.

Form 8-K/A No. 1 for September 1, 2005

16. Revise footnote 3 to provide greater detail for each adjustment.

Zhone Response: Zhone’s Form 8-K/A provided pro-forma financial results as of June 30, 2005 related to the acquisition of Paradyne Networks, Inc. on September 1, 2005. Zhone intends to provide enhanced disclosure, including its final purchase accounting allocation for Paradyne Networks, in the 2005 Form 10-K.

Greater detail for each adjustment in footnote 3 of Form 8-K/A is as follows:

(a	)	Paradyne Networks was a reseller of Zhone products. This adjustment gives effect to the consolidation of these two entities and eliminates revenue previously recognized by Zhone on the sale of products to Paradyne.

(b	)	Adjustment to eliminate Paradyne’s historical intangibles which included patents and other intangibles resulting from prior Paradyne acquisitions. The Company is eliminating the value of these intangibles so that the new fair value can be recorded in note (j) below.

(c	)	Adjustment to record estimated transaction and integration related costs of Zhone in the Paradyne merger, including valuation adjustments and estimated restructuring charges in accordance with Emerging Issues Task Force (“EITF”) Issue No. 95-3.

(d	)	Adjustment to eliminate Paradyne’s historical stockholders’ equity as the acquisition was accounted under the purchase method of accounting.

(e	)	The Company acquired Sorrento Networks on July 1, 2004. This adjustment is to record the estimated amortization of acquired intangibles assuming consummation of the Sorrento merger on January 1, 2004.

(f	)	The Company acquired Sorrento Networks on July 1, 2004. This adjustment is to weight shares issued in the Sorrento merger to reflect consummation of the merger on January 1, 2004, rather than July 1, 2004.

(g	)	The Company acquired Sorrento Networks on July 1, 2004. This adjustment is to eliminate Sorrento’s previously reported weighted average shares. The adjustment to weight the shares issued in the Sorrento merger is performed in note (f) above.

(h	)	This adjustment is to eliminate Paradyne’s previously reported weighted average shares. The adjustment to weight the shares issued in the Paradyne merger is performed in note (i) below.

Mr. Bob Carroll

January 25, 2006

(i	)	This adjustment is to record the incremental shares issued in the Paradyne merger. The incremental shares agree with the weighted shares as the shares would have been outstanding for the entire period.

(j	)	Adjustment to record estimated goodwill and other intangible assets relating to the Paradyne merger based on the Company’s preliminary valuation of the fair value of the assets and liabilities assumed.

(k	)	Adjustment to reflect fair value of common stock issued for Paradyne based on the average closing market price on the two days prior to the announcement of the merger, the day of the announcement and the two days following the announcement.

(l	)	Adjustment to reflect fair value of options and warrants assumed based on the Black-Scholes option pricing model, using a fair market value of $3.15 per share. See note 2 for detail of assumptions used.

(m	)	Adjustment to record deferred compensation on Paradyne’s outstanding options based upon the unvested portion of the intrinsic value of the options on the date of acquisition for which future services are required.

(n	)	Adjustment to record estimated amortization of acquired intangibles assuming consummation of the merger on January 1, 2004, and useful lives of five to seven years.

(o	)	Adjustment to record estimated amortization of deferred stock-based compensation discussed in note (m) based on estimated remaining vesting period of two years.

(p	)	Adjustment to record amortization of restrictive non-compete covenants. The Company entered into four-year restrictive covenants not to compete with certain officers and directors of Paradyne Networks.

(q	)	Adjustment to record purchased in process research for products in which technological feasibility had not been achieved and no alternative future use existed.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Zhone Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from Zhone acknowledging the foregoing.

***

Mr. Bob Carroll

January 25, 2006

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ CRAIG M. GARNER
Craig M. Garner of LATHAM & WATKINS LLP

cc: Zhone	Technologies, Inc.

         KPMG LLP

Mr. Bob Carroll

January 25, 2006

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated December 28, 2005, to Zhone Technologies, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 25, 2006

/s/ KIRK MISAKA
Kirk Misaka
Chief Financial Officer

/s/ MORTEZA EJABAT
Morteza Ejabat
Chief Executive Officer